Room 4561

	January 12, 2006

Mr. Jerome R. Mahoney
Chairman of the Board
SpeechSwitch, Inc.
750 Highway 34
Matawan, New Jersey 07747

Re:	SpeechSwitch, Inc.
	Registration Statement on Form SB-2 filed December 19, 2005
	File No. 333-130475

Dear Mr. Mahoney:

      This is to advise you that we have limited our review of the above filings to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

Registration Statement on Form SB-2

Facing Page

1. Footnote (1) to your fee calculation table suggests that the 325,000 shares as a structuring fee and the 150,000 shares as a commitment fee being registered remain to be issued. Your disclosure appears to suggest that such shares have been issued. Please reconcile.

Prospectus Cover Page

2. Your disclosure of the different components of the fee arrangement for Cornell Capital with respect to each purchase of shares under the equity line financing appears unnecessarily confusing. Your disclosure of the fee arrangement for Cornell Capital consisting of the 5% discount to market price and the 6% retention of investment proceeds appear unnecessary in light of your disclosure of the effective discount of 20% and your detailed discussion of the fee arrangement elsewhere. We will not object to a cross reference to a page of the summary or the body of the filing where you discuss the discount and "retention" compensation arrangements with the underwriter separately.

Selling Stockholders, page 23

3. Please disclose the natural persons who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale by Monitor Capital. Please see Interpretation I.60 of our July 1997 Manual of Publicly Available Telephone Interpretations and
Interpretation 4S of the Regulation S-K portion of the March 1999 supplement to our Manual of Publicly Available Telephone Interpretations.

4. Please explain to us the specific nature of the services
provided
or to be provided by Monitor Capital as your placement agent in light
of your negotiated non-binding letter of commitment on March 9,
2005
regarding the equity line of credit. Explain the basis on which the services performed or to be performed were valued. Tell us whether
Cornell Capital or any equity owners, officers or directors of Cornell Capital hold equity interests in Monitor Capital. Please describe any such ownership interests in Monitor Capital.

5. Please update the information provided in this section and in your security ownership disclosure to a date as close as practicable to the desired effective date.

Equity Line of Credit, page 26

6. As you have disclosed on the prospectus cover page, please disclose in this section the effective discount rate afforded to Cornell Capital under the equity line arrangement and discuss how this effective rate was determined. Providing an example calculation may afford investors with a better understanding of the fee arrangement with Cornell Capital.

Item 27. Exhibits

7. We will review counsel`s opinion with respect to the shares being registered when that document is submitted, and may have comments at that time. We will review a "form of" opinion included with a pre-effective amendment if you elect to provide such a document; however, the final amendment should include a currently dated legality opinion.

Item 28. Undertakings

8. The undertaking set forth in Item 512(a) of Regulation S-B has recently been revised. Please update.

*              *              *              *

      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of your registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange
Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Daniel Lee at (202) 551-3477 with any questions. If you need further assistance, you may contact me at
(202) 551-3462 or Barbara C. Jacobs, Assistant Director, at (202)
551-3730.

	Sincerely,


	Mark P. Shuman
	Branch Chief - Legal

cc:	Via Facsimile
	Scott Rosenblum, Esq.
	Marilyn Feuer, Esq.
	Kramer Levin Naftalis & Frankel LLP
	919 Third Avenue
	New York, New York 10022
	Telephone: (212) 715-9100
	Facsimile:  (212) 715-8000